NC

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-3283

02028598

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: ______x______ **SCHEDULE A**
____________ **SCHEDULES B & C**

02 APR 23 AM 11:30

ISSUER DETAILS:

Secureview Systems Inc.
(formerly International Comstock Exploration Ltd.)
#620 - 650 West Georgia Street
Vancouver, B.C. V6B 4N9

Telephone: (604) 687-7544
Fax: (604) 687-4670

SUPPL

Contact Person:	Gary Schellenberg
Contact's Position:	President
Contact Telephone Number:	(604) 687-7544
Email Address:	info@internationalcomstock.com
Website:	www.InternationalComstock.com
For the Period Ended:	December 31, 2001
Date of Report:	February 22, 2002

CERTIFICATE:

The schedules required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B & C.

Director Full Name: Gary Schellenberg
Date Signed: February 22, 2002
Signature

Director Full Name: Bruce Lock
Date Signed: February 22, 2002
Signature

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

dlw 4/23

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

NOTICE TO READER

We have compiled the consolidated balance sheet of Secureview Systems Inc. (formerly International Comstock Exploration Ltd.) as at December 31, 2001 and the consolidated statements of operations and deficit and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these consolidated statements may not be appropriate for their purposes.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 22, 2002

SECUREVIEW SYSTEMS INC.

(formerly International Comstock Exploration Ltd.)

Consolidated Balance Sheets

As at

(Unaudited - see Notice to Reader)

	December 31, 2001 $	March 31, 2001 $ (Audited)
ASSETS		
Current		
Cash	28,095	9,530
Prepaid expenses	-	1,338
Accounts receivable	8,080	2,666
Loan receivable (note 6)	145,375	-
	181,550	13,534
Mineral property	1	1
Capital assets	12,950	3,985
Goodwill (note 3)	188,697	-
Deferred development costs (note 4)	355,507	-
	738,705	17,520
LIABILITIES		
Current		
Accounts payable and accrued liabilities	160,094	13,141
Due to related parties (note 5)	357,673	29,277
Loans payable (note 6)	140,300	-
	658,067	42,418
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 7)	4,552,026	4,235,474
Deficit	(4,471,388)	(4,260,372)
	80,638	(24,898)
	738,705	17,520

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Statements of Operations and Deficit
(Unaudited - see Notice to Reader)

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,	
	2001	2000	2001	2000
	$	$	$	$
Revenue				
Interest and other income	8	758	1,106	4,884
Expenses				
Accounting, audit and legal	72,983	5,137	91,902	30,997
Advertising	-	255	-	62,871
Amortization	336	742	1,008	1,502
Consulting fees	20,005	6,600	37,304	19,800
Investor relations	1,058	1,531	5,374	16,500
Management fees	7,500	7,500	22,500	22,500
Office and administration	12,991	7,621	32,213	32,038
Prosportspool.com	-	18,725	-	70,445
Rent	6,000	7,500	15,000	24,000
Transfer agent and filing fees	2,803	1,161	6,821	6,078
Travel and promotion	-	-	-	811
	123,676	56,772	212,122	287,542
Net loss for the period	(123,668)	(56,014)	(211,016)	(282,658)
Deficit - beginning of period	(4,347,720)	(3,636,852)	(4,260,372)	(3,410,208)
Deficit - end of period	(4,471,388)	(3,692,866)	(4,471,388)	(3,692,866)
Loss per share	$ (0.02)	$ (0.04)	$ (0.06)	$ (0.19)

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Statements of Cash Flows
(Unaudited - see Notice to Reader)

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,	
	2001	2000	2001	2000
	$	$	$	$
Cash Provided by (Used for):				
Operating Activities				
Net loss for the period	(123,668)	(56,014)	(211,016)	(282,658)
Adjustment for item not involving cash:	-	-	-	-
Amortization	336	742	1,008	1,502
	(123,332)	(55,272)	(210,008)	(281,156)
Changes in non-cash working capital components:				
Accounts receivable	38	3,103	(1,025)	7,770
Accounts payable	103,305	(24,316)	128,261	(14,590)
Loan receivable	-	-	(145,375)	-
Prepaid expenses	-	-	1,338	6,299
Due to related parties	16,589	11,235	46,396	14,980
	(3,400)	(65,250)	(180,413)	(266,697)
Investing Activities				
Capital assets acquired	-	-	-	(860)
Cash acquired on acquisition of Lute	128	-	128	-
	128	-	128	(860)
Financing Activities				
Share capital issued for cash	-	-	58,550	-
Loan proceeds received	-	-	140,300	-
	-	-	198,850	-
Increase (decrease) in cash during the period	(3,272)	(65,250)	18,565	(267,557)
Cash - beginning of period	31,367	108,609	9,530	310,916
Cash - end of period	28,095	43,359	28,095	43,359

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During the quarter ended December 31, 2001, 2,675,000 common shares were issued to acquire the net assets of Lute Linux.com; 2,000,000 shares were issued to a company with a common director with the company for the assigned right to acquire LuteLinux.com, and 6,450,000 shares were issued at $0.04 per share to settle $153,000 in debts, $53,000 to a related party and $100,000 in convertible debt.

Refer also to notes 3 and 8.

See notes to the consolidated financial statements

1. NATURE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and on October 24, 2001 acquired a private company, Lute Linux.com Corp. ("Lute"), a company developing the Fedcam, an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. Refer to note 3. The Company also changed its name to Secureview Systems Inc. and consolidated its shares on a five to one basis. Prior to that, the Company's business focus had been the acquisition and exploration of resource properties, and accordingly, there is no comparability, seasonal, cyclical or otherwise between the current and prior interim periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated March 31, 2001. The results of the nine month period ended December 31, 2001 are stated utilizing the same accounting policies and methods of application as those applied to the Company's annual financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lute, and its wholly-owned inactive subsidiary, 523608 B.C. Ltd.

3. BUSINESS COMBINATION

The Company issued 2,000,000 common shares to Argent Resources Ltd. for the assignment of an agreement to acquire Lute and also issued 2,675,000 common shares to acquire all of the issued share purchase warrants and the outstanding shares of Lute.

The earnings of Lute after October 24, 2001, the date of its acquisition by the Company, have been included in the Company's operations.

The combination has been recorded a purchase of Lute by the Company for a consideration of $188,697 as follows:

3. **BUSINESS COMBINATION** *(continued)*

Net assets of Lute acquired [1]	$
Cash	128
Accounts receivable	4,389
Capital assets	9,973
Deferred development costs	355,507
Accounts payable	(18,692)
Loans payable	(105,000)
Due to related parties	(435,000)
Net assets	(188,695)

Goodwill calculation	
Share capital issued	1
Assignment fee - Argent Resources Ltd.	1
Less net assets acquired	((188,695))
Goodwill	188,697

[1] On October 24, 2001, the date of acquisition

4. **DEFERRED DEVELOPMENT COSTS**

The Company has deferred development costs of $355,507 at December 31, 2001, which had been incurred by Lute before its acquisition by the Company. Those costs were incurred to develop a version of the Linux operating system, training manuals and courses and a certificates program. Management of the Company believes the project and its market is clearly defined, technically feasible, and that the Company will be able to obtain adequate resources to complete the project.

5. **RELATED PARTY TRANSACTIONS**

Amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the nine month period ended December 31, 2001, directors of the Company charged $55,200 for consulting, administrative and management services and were owed an aggregate of $84,673 for these services. The spouse of a director of the Company received 1,325,000 common shares at $0.04 per share to settle $53,000 of a convertible debenture held by the director and two unrelated parties received 2,500,000 common shares at $0.04 per share to settle the balance of $100,000 of the director's convertible debenture, which had been assigned to them.

6. **LOAN PAYABLE AND RECEIVABLE**

The Company owes $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum and also has a receivable of $145,375, $100,000 of which has been pledged as security for $100,000 of loans payable.

7. **SHARE CAPITAL**

Authorized share capital consists of 100,000,000 common shares without par value.

	Price per share $	Number of shares	Total $
Issued at March 31, 2001		7,431,565	4,235,474
Stock options expired	0.10	398,000	39,800
Private placement	0.025	750,000	18,750
Consolidation on a 5 for 1 basis		(6,863,652)	-
Issued for a acquisition of Lute		2,675,000	1
Issued for a assignment fee		2,000,000	1
Convertible debentures issued	0.04	6,450,000	258,000
Issued at September 30, 2001		12,840,913	4,552,026

Refer to note 3.

8. **SUBSEQUENT EVENT**

The Company issued 400,000 common shares at $0.025 per share to settle a $15,300 convertible loan.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedules B and C

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SECUREVIEW SYSTEMS INC. (formerly International Comstock Exploration Ltd.)			01	12	31	02	02	22

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7544
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-687-7544
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@ihermes.com		www.internationalcomstock.com www.secureview.net		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	02	22
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	BRUCE LOCK	02	02	22

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs:*

See attached consolidated financial statements.

2. *Related party transactions:*

During the nine month period ended December 31, 2001, directors of the Company were paid or accrued $55,200 for consulting, administrative and management services payable, and at period end were owed an aggregate of $84,673 for these services.

3. *(a) Summary of securities issued during the period ended December 31, 2001:*

398,000 shares @ $0.10 pursuant to the exercise of stock options.
750,000 shares @$0.025 pursuant to a private placement.
Consolidated 8,579,565 outstanding shares on a 5:1 basis (6,863,652).
2,675,000 shares issued for acquisition of Lute.
2,000,000 shares issued for assignment fee.
6,450,000 shares @ $0.04 pursuant to convertible debentures.

b) Summary of options granted during the 9 month period ended December 31, 2001:

There were no options granted during the period.

4. *Summary of securities as at December 31, 2001:*

(a) Authorized share capital consists of 100,000,000 common shares without par value.
(b) Number and recorded value of shares issued and outstanding:

	Price per share $	Number of shares	Total $
Issued at March 31, 2001		7,431,565	4,235,474
Stock options	0.10	398,000	39,800
Private placement	0.025	750,000	18,750
Consolidation on a 5 for 1 basis		(6,863,652)	
Lute Share Crystallization Agreement		2,675,000	1
Lute Assignment Agreement		2,000,000	1
Lute Loan Conversion	0.04	6,450,000	258,000
Issued at December 31, 2001		12,840,913	4,552,026

(c) Options outstanding: 295,000 options outstanding exercisable at $0.15 per share expiring June 28, 2002.

(d) Shares in escrow: 12,335 shares
Shares subject to pooling: NIL

5. *List of directors and officers*:

Gary Schellenberg-Director and President
Paul Chung-Director
Bruce Lock-Director
Eileen Browne-Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

A) DESCRIPTION OF BUSINESS

From its incorporation in 1985 until 1999, the issuer has been engaged in the business of exploration of natural resource properties. The Issuer currently holds a 100% interest in the Hail-Harper Creek property nears Kamloops, B.C.

Through its purchase of Lute Linux.com, the Company currently is focusing its business development on the Lute "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. The Fedcam is currently being tested by the Canadian Federal Government's construction branch on its Osoyoos border-crossing site.

B) DISCUSSION OF OPERATIONS

On October 2, the Company changed its name from International Comstock Ltd. to Secureview Systems Inc. ("Secureview"), to reflect the Company's new business direction.

On the 24th of that month Secureview announced that it had signed a Share Crystallization Agreement with Lute Linux.com Corp. pursuant to the rights to do so as assigned to Comstock by Argent Resources Ltd. on June 28, 2001. The agreement was completed under amended terms, which include the exchange of Lute share purchase warrants for Secureview shares at a deemed value of $0.10 US per share, as to Russ Rossi (100,000 shares), RRGS Creative Management Corp. (2,400,000 shares) and Quest Ventures Ltd. (175,000 shares). These shares are to be issued on a post rollback basis, resulting in a total of 1,715,913 shares outstanding prior to issuance of the shares pursuant to the Agreement with Lute. In conjunction with the rollback Secureview has increased its authorized share capital to 100,000,000 shares. Secureview also announced that it was not be proceeding with similar share purchase agreements with On-Track Computer Training Ltd. and related company On-Track Computer International Ltd. as originally contemplated due to market conditions. Secureview has renegotiated the number of shares issued under the assignment agreement to Argent to 2,000,000 shares as a result of the company not proceeding with the On-Track acquisition. During the quarter a total of $257,000 of convertible notes issued by Lute were exercised and converted into common shares of Secureview .

The rollback completion was announced October 29, 2001. The Company's new trading symbol is SCVWF.

The Company continues to explore opportunities to acquire new assets in order to enhance shareholder value.

C) DISCUSSION OF FINANCIAL OPERATIONS

I) **Deferred Exploration Expenditures**

No exploration was conducted on the company's mineral property in the quarter.

II) Financial Information

Since incorporation, the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.For the quarter ended December 31, 2001, the Issuer has posted a net loss of $211,016; for the period ended December 31, 2000 the loss was $282,658.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 12,840,913 shares issued and outstanding. Its post-rollback CUSIP number is 81372D101.

III) Transactions with Related Parties

The Issuer is a party to a Management Contract with 519820 B.C. Ltd., owned 50% by Director Gary Schellenberg and 50% by Heather Schellenberg. 519820 B.C. Ltd. receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. During the three month period ended December 31, 2001, directors of the company accrued $14,400 for consulting, administrative and management services and at period-end were owed an aggregate of $84,673 for these services

IV) Investor Relations

The Issuer has no investor relations contracts in place. In this quarter the company established its new corporate website at www.secureview.net. Investor relations activities consisted primarily of responses by Management to inquiries received and internet communications.

V) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

VI) Transactions Requiring Regulatory Approval

Nil

D) SUBSEQUENT EVENTS

On February 4, 2002, incentive stock options were granted to certain directors and employees of Secureview, under Secureview's Stock Option Plan 2002, to purchase up to an aggregate of 427,729 out of a possible 1,300,000 common shares at an exercise price of $0.06 USD per common share exercisable until January 21, 2007.

The Company issued 400,000 common shares at $0.025 USD per share to settle a $15,300 convertible loan.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-3283

Secureview Systems Inc.

620 - 650 West Georgia Street
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7544 Facsimile: (604) 687-4670
Toll Free: 800-667-4470
Email: info@internationalcomstock.com
Email: info@secureview.net
Website: http://www.InternationalComstock.com
Website: http://www.secureview.net
Trading Symbol: SCVWF:OTCBB
CUSIP number: 81372D101.

January 28, 2002

Grant of Incentive Stock Options

The Board of Directors of Secureview is pleased to announce that Secureview has granted incentive stock options under Secureview's Stock Option Plan 2002 to certain directors and employees of Secureview to purchase up to an aggregate of **427,729** out of a possible 1,300,000 common shares under Secureview's Stock Option Plan 2002 from the treasury of Secureview at an exercise price of **$0.06 USD** per common share exercisable until **January 21, 2007.**

ON BEHALF OF THE BOARD OF DIRECTORS OF SECUREVIEW SYSTEMS INC.

Per:

Gary Schellenberg
President, CEO and a Director

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF SECUREVIEW WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES *SECURITIES ACT OF 1933*, AS AMENDED, AND SECTION 21E OF THE UNITED STATES *SECURITIES AND EXCHANGE ACT OF 1934*, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SECUREVIEW'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES *PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995* AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-3283

02 APR 23 AM 11:41

BC FORM 55-901F (Previously Form 36)
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.
(FORMERLY INTERNATIONAL COMSTOCK EXPLORATION)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 3

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): __ / __ / __
OR
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR): 26/1/01

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DEWONCK
GIVEN NAMES: BERNARD
NO.: 11931 STREET: DUNFORD ROAD APT:
CITY: RICHMOND
PROV.: BC POSTAL CODE: V7E 3M6
BUSINESS TELEPHONE NUMBER: 604 - 681 - 9405
BUSINESS FAX NUMBER: 604 - 682 - 4670
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ NEWFOUNDLAND
☐ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT ☐ QUEBEC
☐ CCAA ☐ SASKATCHEWAN
☐ ICA ☐ UNITED STATES
☐ TLCA ☐ NASDAQ
☐ CBCA ☐ SEC
☐ MANITOBA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	ø	26/1/01	28	1,312,500		.04		1,312,500	D	

BOX 6. REMARKS

Conversion of a convertible note

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BERNARD DEWONCK SIGNATURE: [signature] DATE OF THE REPORT (DAY/MONTH/YEAR): 06/2/01

BCSC 55-901F Rev. 2001 / 4 / 19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the *administration and enforcement of certain provisions of the securities legislation* in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. *NAME OF THE REPORTING ISSUER (BLOCK LETTERS)*

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 26 11 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DEWONCK

GIVEN NAMES: BERNARD

NO.: 11931 STREET: DUNFORD ROAD APT:

CITY: RICHMOND

PROV.: BC POSTAL CODE: V7E 3M6

BUSINESS TELEPHONE NUMBER: 604 - 681 - 0405

BUSINESS FAX NUMBER: 604 - 681 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[ ] ONTARIO
[X] BRITISH COLUMBIA
[ ] QUÉBEC
[ ] MANITOBA
[ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	1,312,500							1,312,500	/	
options	Ø	04 02 02	50	80,250		0.06	X	80,250	/	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Options expire Jan 21, 2007

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BERNARD DEWONCK

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 27 02 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27 02 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DEWONCK

GIVEN NAMES: BERNARD

NO.: 11931 STREET: DUNFORD ROAD APT:

CITY: RICHMOND

PROV.: BC POSTAL CODE: V7E 3M6

BUSINESS TELEPHONE NUMBER: 604 - 681 - 0405

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,312,500									
options	80,250							ø		
Common		01 03 02	51	80,250		0.06	X	1,392,750	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BERNARD DEWONCK

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 08/03/02

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-3283

BC FORM 55-901F (Previously Form 36)
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 24 10 01

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: RRGS CREATIVE MANAGEMENT CORP.

GIVEN NAMES:

NO. STREET APT: 1600-650 WEST GEORGIA STREET

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6B4N7

BUSINESS TELEPHONE NUMBER: 604-683-0020

BUSINESS FAX NUMBER: 604-683-0045

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	Ø	24 10 01	18	2,400,000		.10	✓	2,400,000	D	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-901F Rev. 2001 / 4 / 19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RUSS ROSSI

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 12 01

PRESIDENT

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-3383

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.
(FORMERLY INTERNATIONAL COMSTOCK EXPLORATION)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 3

DATE OF LAST REPORT FILED (DAY MONTH YEAR): ☐
OR
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): 26 1 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DEWONCK
GIVEN NAMES: JUSTIN ANDREW
NO.: 2611 A STREET: 6TH AVENUE APT:
CITY: CASTLEGAR
PROV.: BC POSTAL CODE: V1N 2W3
BUSINESS TELEPHONE NUMBER: 250 - 365 - 6384
BUSINESS FAX NUMBER: 604 - 687 - 4679
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	∅	26 1 01	78	1,312,500		04		1,312,500	0	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Conversion of a convertible note

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JUSTIN DEWONCK
SIGNATURE: [signature]
DATE OF THE REPORT (DAY MONTH YEAR): 06 12 01

 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT
844-6550

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the *freedom of information* legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.
(FORMERLY INTERNATIONAL COMSTOCK EXPL LTD)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 8

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 09 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CHUNG

GIVEN NAMES: PAUL

NO. 650 WEST GEORGIA STREET SUITE 620 (STREET, APT)

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6B 4N9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 7544

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	319,000							319000	11	
OPTIONS	Ø	04 02 02	50	171,646			.06	171646	11	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

OPTIONS exc @ $0.06 EXP. 21JAN07

The undersigned certifies that the information given in this report is true and complete in every respect. *It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL CHUNG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 27 02 02

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-3283

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27/02/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CHUNG

GIVEN NAMES: PAUL

NO. 650 STREET WEST GEORGIA STREET APT 620

CITY: VANCOUVER

PROV.: BRITISH COUMBIA POSTAL CODE: V6B 4N9

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7476

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	319,000	29/10/01	37					63800	1	
Common	63800	01/03/02	51	171646		.06	✓	235446	1	
options	Ø	04/02/02	50	171646		.06	✓	171646	1	
	171646	01/03/02	51		171646	.06	✓	Ø		

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Amendment to 27/02/02 re: rollback of shares 5:1 as of 29/10/01. granting + exercising of options.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL CHUNG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 15/03/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [8]

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 15/03/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CHUNG

GIVEN NAMES: PAUL

NO. STREET APT: 650 WEST GEORGIA STREET #620

CITY: VANCOUVER

PROV.: BRITISH COUMBIA POSTAL CODE: V6B 4N9

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7476

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	235446	25/03/02	10		10000	.15	✓	225446	1	
✓	225446	02/04/02	10		10000	.13	✓	215446	1	
Common	50684		37					10137	2	Bon
Options	0							0	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

37 Roll back of 5:1

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL CHUNG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 09/04/02

AMENDMENT

1 of 1

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 09/04/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CHUNG

GIVEN NAMES: PAUL

NO. STREET: 650 WEST GEORGIA STREET APT: 620

CITY: VANCOUVER

PROV.: BRITISH COUMBIA POSTAL CODE: V6B 4N9

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7476

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	235446	25/03/02	10		10000	.15	✓	225446	1	
	225446	01/04/02	10		7000	.12	✓	218446	1	
	218446	01/04/02	10		40000	.12	✓	178446	1	
	178446	02/04/02	10		10000	.13	✓	168446	1	
Common	10137							10137	2	BOA
options	-0-							-0-	1	

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

Amendment - missing transaction.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): PAUL CHUNG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 09/04/02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Secureview Systems Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4/5

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06 06 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Lock

GIVEN NAMES: BRUCE

NO. / STREET / APT: 2704S-1395 MARINE DRIVE

CITY: WEST VANCOUVER

PROV.: BC

POSTAL CODE: V7T 1B6

BUSINESS TELEPHONE NUMBER: 604 - 687 - 7544

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO

[X] BRITISH COLUMBIA [ ] QUÉBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	44,000	29/10/01	37					8800		
✓	8,800	01/03/02	51	46875		.06	✓	55675	I	
✓	55,675	05/03/02	10		25,000	.08	✓	30,675	I	
✓	30,675	08/03/02	10		5,000	.08	✓	25,675	I	
Options	50,000	29/10/01	37					10,000		
✓	10,000	04/02/02	50	46875		.06	✓	56,875	I	
✓	56.875	01/03/02	51		46,875	.06	✓	10,000	I	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Options 10,000 exc @ US$ .50 exp 28 June 02.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BRUCE Lock

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 15 03 02

Faxed

UNITED STATES SECURITIES EXCHANGE COMMISSION

FILE No. 82-3283

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Seaboardview Systems Inc

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☒

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 15 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Lock

GIVEN NAMES: Bruce

NO. / STREET: 2704S-1395 Marine Drive APT:

CITY: West Vancouver

PROV.: BC POSTAL CODE: V7T 1B6

BUSINESS TELEPHONE NUMBER: 604 - 687 - 7544

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☒

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	25,675	26 03 02	10	10,000		.13	✓	35,675		
Options	10,000			0	0			10,000		

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Options 10,000 exe - $0.50 US exp. 28 June 2002

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Bruce Lock

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 09 04 02

Faxed

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82- 3283

FAXED 12/5/01

BC & Alberta

BC FORM 55-901F (Previously Form 36)
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. *All information contained in this form will be made available to the public.* If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): __ / __ / __

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 25 / 11 / 01

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Argent Resources Ltd.

GIVEN NAMES:

NO. / STREET / APT: 620-650 West Georgia Street

CITY: Vancouver

PROV.: BC   POSTAL CODE: V6B4N9

BUSINESS TELEPHONE NUMBER: 604 - 681 - 4051

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	Ø	25/11/01	90	2,000,000		.10	✓	2,000,000	D	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-901F Rev. 2001 / 4 / 19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Gary Schellenberg
Director

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 05 / 12 / 01

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-3283

FAXED (12/5/01)

BC & Alberta.

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.
(FORMERLY INTERNATIONAL COMSTOCK EXPLORATION)

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 26 / 11 / 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SCHELLENBERG
GIVEN NAMES: HEATHER EVE
NO. / STREET / APT: 5411 CALDERWOOD CR.
CITY: RICHMOND
PROV.: BC   POSTAL CODE: V7C 3G2
BUSINESS TELEPHONE NUMBER: 604 - 687 - 7551
BUSINESS FAX NUMBER: 604 - 687 - 4670
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	Ø	26 / 11 / 01	78	1,325,000		.04		1,325,000	D	

BOX 6. REMARKS

CONVERSION OF A CONVERTIBLE NOTE.

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HEATHER SCHELLENBERG
SIGNATURE: [signature]
DATE OF THE REPORT (DAY / MONTH / YEAR): 05 / 12 / 01

BCSC 55-901F Rev. 2001 / 4 / 19   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 05/12/01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SCHELLENBERG

GIVEN NAMES: HEATHER

NO. 5411 STREET CALDERWOOD CR. APT

CITY: RICHMOND

PROV.: BC POSTAL CODE: V7C 3G2

BUSINESS TELEPHONE NUMBER: 604 - 687 - 7551

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

FAXED 2/27/02

BCSC + ASC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,325,000							1,325,000	D	
OPTIONS	Ø	04/02/02	50	66,875		0.06	✓	66,875	D	

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

OPTIONS ARE EXERCISABLE @ $0.06 USD UNTIL JAN. 21, 2007

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HEATHER SCHELLENBERG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 27/02/02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [3]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 27/02/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SCHELLENBERG

GIVEN NAMES: HEATHER EVE

NO. 5411 STREET CALDERWOOD CRES. APT

CITY: RICHMOND

PROV.: BC POSTAL CODE: V7C 3G2

BUSINESS TELEPHONE NUMBER: 604 - 687 - 7551

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,325,000	1/3/02	51	66,875		0.06	✓	1,391,875	1	
OPTIONS	66,875	1/3/02	51		66,875	0.06	✓	Ø	1	

ATTACHMENT [ ] YES [ ] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

FAXED 3/14/02

BC+AB

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HEATHER SCHELLENBERG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 14/03/02

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SECUREVIEW SYSTEMS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [3]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 14/03/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SCHELLENBERG

GIVEN NAMES: HEATHER EVE

NO. / STREET / APT: 5411 CALDERWOOD CRES.

CITY: RICHMOND

PROV.: BC POSTAL CODE: V7C 3G2

BUSINESS TELEPHONE NUMBER: 604 - 687 - 7551

BUSINESS FAX NUMBER: 604 - 687 - 4670

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,391,875	21/03/02	10		10,000	0.16	✓		I	
		22/03/02	10		10,000	0.16	✓	1,371,875	I	

ATTACHMENT [ ] YES [ ] NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HEATHER SCHELLENBERG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 26/03/02